Exhibit (d)(xxxv)
AMENDMENT NO. 3 TO SUBADVISORY AGREEMENT
     This AMENDMENT NO. 3 TO SUBADVISORY AGREEMENT (the “Amendment”) is effective as of November 1, 2008 by and between AIG SUNAMERICA ASSET MANAGEMENT CORP. (formerly known as SunAmerica Asset Management Corp.), a Delaware corporation (the “Adviser”), and MASSACHUSETTS FINANCIAL SERVICES COMPANY, a Delaware corporation (the “Subadviser”).
WITNESSETH:
     WHEREAS, the Adviser and SUNAMERICA SERIES TRUST, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 2000, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to it which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement; and
     WHEREAS, the Adviser and Subadviser are parties to that certain Subadvisory Agreement dated January 1, 1999, as amended, with respect to the Trust; and
     WHEREAS, the parties wish to amend the Subadvisory Agreement as set forth below.
     NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:
1. Schedule A to the Subadvisory Agreement is hereby amended to reflect changes to the subadvisory fee rate for the SunAmerica Series Trust MFS Total Return Portfolio. Schedule A is also attached hereto.

Annual Fee
(as a percentage of the average
daily net assets the Subadviser
Portfolio(s)	manages in the portfolio)

MFS Total Return Portfolio	0.375% on the first $500 million
0.350% on the next $250 million
0.320% on the next $250 million
0.300% over $1 billion
Subadviser shall managed the MFS Total Return Portfolio assets and shall be compensated as noted above.

2. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.
3. Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Agreement shall remain unchanged and shall continue to be in full force and effect.
4. Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

     IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

AIG SUNAMERICA ASSET MANAGEMENT CORP.			MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ PETER A. HARBECK		By:	/s/ ROBERT J. MANNING

	Name:	Peter A. Harbeck		Name:	Robert J. Manning
	Title:	President and Chief Executive Officer		Title:	President and Chief Executive Officer

SCHEDULE A
Effective November 1, 2008

Annual Fee
(as a percentage of the average
daily net assets the Subadviser
Portfolio(s)	manages in the portfolio)

MFS Massachusetts Investors Trust Portfolio	0.400% on the first $300 million
0.375% on the next $300 million
0.350% on the next $300 million
0.325% on the next $600 million
0.250% over $1.5 billion

MFS Total Return Portfolio	0.375% on the first $500 million
0.350% for the next $250 million
0.320% for the next $250 million
0.300% over $1 billion

Telecom Utility Portfolio	0.375% on the first $250 million
0.325% on the next $500 million
0.300% on the next $750 million
0.250% over $1.5 billion